UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017	4

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017	5

Notes to Financial Statements
December 31, 2018 and 2017	6 - 17

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018	18

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Plan Participants and ERISA Finance Committee of
Kellogg Company Bakery, Confectionery, Tobacco Workers
and Grain Millers Savings & Investment Plan
Battle Creek, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings & Investment Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

\s\ BDO USA, LLP

We have served as the Plan’s auditor since 2016.

Grand Rapids, Michigan
June 13, 2019

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Plan's interest in Master Trust at fair value	$221,085,930	$239,484,587
Plan's interest in Master Trust at contract value	179,622,125	199,568,854
Notes receivable from participants	7,096,869	6,822,868
Total assets	407,804,924	445,876,309
Liabilities
Accrued trustee fees	15,738	778
Total liabilities	15,738	778
Net assets available for benefits	$407,789,186	$445,875,531

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions:
Contributions:
Employer	$5,864,965	$5,457,888
Participant	14,889,327	13,724,669
Rollovers from other qualified plans	651,914	450,307
Total contributions	21,406,206	19,632,864

Earnings on investments:
Plan's interest in income/(loss) of Master Trust	(16,146,601)	34,170,170
Net appreciation/(depreciation) in fair value of Kellogg Company common stock	—	(5,870,182)
Dividend income of Kellogg Company common stock	—	1,238,704
Total earnings on investments, net	(16,146,601)	29,538,692

Interest income on notes receivable from participants	320,300	290,312
Total additions	5,579,905	49,461,868

Deductions:
Participant withdrawals	(43,589,134)	(45,904,170)
Administrative service fees	(38,641)	(2,853)
Trustee fees	(38,475)	(23,591)
Total deductions	(43,666,250)	(45,930,614)

Net increase/(decrease)	(38,086,345)	3,531,254
Net assets available for benefits
Beginning of year	445,875,531	442,344,277
End of year	$407,789,186	$445,875,531

The accompanying notes are an integral part of these financial statements.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies
Basis of Accounting
The Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the Plan) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan sponsor, Kellogg Company.
Recent Accounting Pronouncement
In February 2017, the FASB issued ASU 2017-6, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update requires disclosure of the dollar amount of the Plan’s interest in each type of investment held by a Master Trust, as well as the Master Trust’s other assets and liabilities on a gross basis and the dollar amount of the Plan’s interest in each balance. The amendments in ASU 2017-6 are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is in the process of evaluating the impact of adopting the new standard on the Plan's financial statements. Entities should apply the new guidance on a retrospective basis. The Plan will adopt the updated standard at the beginning of the year ended December 31, 2019.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the Plan's interest in guaranteed investment contracts which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.
The Plan’s interest in income/(loss) of the Kellogg Company Master Trust (Master Trust), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments, dividend and interest income, and the unrealized appreciation/(depreciation) on those investments, is included in the Statements of Changes in Net Assets Available for Benefits.
An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.
The net appreciation/(depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation/(depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Guaranteed Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC has oversight. The Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the crediting rate). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

cost. At December 31, 2018 and 2017, the present value of the differential between contract replacement cost and current contract cost was immaterial.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.
Allocation of Net Investment Income/(Loss) to Participants
Net investment income/(loss) is allocated to participant accounts daily, in proportion to their respective ownership on that day.
Participant Withdrawals
Benefit payments to participants are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants are recorded at net realizable value. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.
Risks and Uncertainties
The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Net Assets Available for

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

Benefits at the date of the financial statements and changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from those estimates.
Trustees of the Master Trust and Kellogg Company Common Stock
Assets of the Plan held within the Master Trust, are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the Company) in a commingled investment fund known as the Master Trust for which The Northern Trust Company is the trustee.
Effective January 1, 2016, Kellogg Company common stock (company stock) which was previously held within the Master Trust was transferred to separate trusts at the Mercer Trust Company, a trustee of Company stock. Company stock was held within separate Trusts for each Plan. Effective December 1, 2017, Kellogg Company common stock was transferred from the Mercer Trust Company to the Northern Trust Company. As of December 31, 2018 and 2017, Kellogg Company common stock is held in a single Master Trust for all Plans.
In 2017, the investment earnings from Kellogg Company stock for the time frame of January 1, 2017 through November 30, 2017 is included in the dividend income and net appreciation/(depreciation) in fair value of Kellogg Company stock on the statement of Changes in Net Assets Available for Benefits. Investment earnings from Kellogg Company stock for the time frame of December 1, 2017 through December 31, 2017, and January 1, 2018 through December 31, 2018, is included in the Plan's interest in income of the Master Trust.

Allocation of Net Investment in Master Trust
The Plan’s allocated share of the Master Trust net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust held at The Northern Trust Company.
Reclassifications
Certain reclassifications of prior year amounts have been made to conform with current year presentation.

2.	Provisions of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
Plan Administration
The Plan is administered by trustees appointed by Kellogg Company and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.
Plan Participation and Contributions
Generally, all the Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan after the completion of their applicable trial period.
Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

up to $18,500 in 2018 and $18,000 in 2017. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions in 2018 and 2017.
Employee contributions are matched by the Company at a 100% rate on the first 3% and a 50% rate on the next 2%. Beginning January 1 2017, the full Company match is invested per the Plan participant's fund selection. Employees may contribute to the Plan from their first date of eligibility; however, the contributions are not matched by the Company until the participant has completed one year of service from their date of hire.
Employer matching contributions held in Kellogg Company common stock can be transferred by a participant at any time to any other investment fund available under the Plan.
Plan participants may elect to invest the contributions and account balances for their accounts in various equity, bond, guaranteed investment contracts, fixed income funds or Kellogg Company stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of trust expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participant account balances are fully vested.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Interest rates on loans issued during year-ended December 31, 2018 and 2017 was 5.5%-6.25% and 4.5%-5.25%, respectively. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.
Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment before retirement by reasons other than death or disability may remain in the Plan until age 65 or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum. Participants are eligible to retire from the Company at age 62, with 5 years of service, upon reaching age 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments. For any investment in Kellogg Company stock, the participant can elect to receive that portion of their distribution in shares.
Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, after payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

3.	Income Tax Status
The Plan administrator has received a favorable determination letter from the Internal Revenue Service dated June 16, 2017 regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	Related Party Transactions
Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.
The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement.
Fees paid during 2018 and 2017 for management and other services rendered by parties-in-interest were based on comparable rates for such services. The majority of such fees were paid by the Plan. An immaterial portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.

5.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2018 and 2017 to Form 5500.

	2018	2017
Net assets available for benefits per the financial statements	$407,789,186	$445,875,531
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(2,668,772)	(17,958)
Net assets available for benefits per the Form 5500	$405,120,414	$445,857,573

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

The following is a reconciliation of the Plan’s interest in income/(loss) of Master Trust and Trust per the financial statements for the years ended December 31, 2018 and 2017 to Form 5500.

	2018	2017
Plan's interest in income/(loss) of Master Trust per the financial statements	$(16,146,601)	$34,170,170
Less:
Trustee fees	(77,116)	(26,444)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(2,650,814)	(423,159)
Net investment gain from Master Trust and Trust investment accounts per the Form 5500	$(18,874,531)	$33,720,567

6.	Fair Value Measurements
The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

•
Money market funds: Valued at the net asset value (NAV) of shares held by the Master Trust at year end using the fair value of underlying investments. The underlying investments of the short-term investment collective trust are high-quality money market instruments with short term maturities. Redemptions are allowed on every business day.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

•	Mutual funds: Valued at the NAV of shares held by the Master Trust at year end.

•
Collective trusts: Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the contract value of underlying investments. These investments represent fixed income, equity securities, international equity, domestic equity and U.S. debt securities.

The following table presents a summary of the Master Trust investments in certain entities that calculate NAV per share as of December 31, 2018 and 2017:

Investments at NAV as a practical expedient as of December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$377,068,801	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	144,049,062	—	Daily	None
Trust
BlackRock U.S. Debt Index	77,500,616	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	89,821,728	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	49,227,586	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	12,840,008	—	Daily	None
Short Term Investment Fund
Total Investments at NAV as
a Practical Expedient	$750,507,801	$—

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

Investments at NAV as a practical expedient as of December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$426,684,966	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	150,912,624	—	Daily	None
Trust
BlackRock U.S. Debt Index	72,905,493	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	93,702,164	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	49,642,795	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	10,982,571	—	Daily	None
Short Term Investment Fund
Total Investments at NAV as
a Practical Expedient	$804,830,613	$—
The Plan is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels.  Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement, possibly resulting in the need for multiple agreements with a single counterparty.  Master netting agreements are specific to each different asset type; therefore, they allow the company to close out and net its total exposure to a specified counterparty in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty. As of December 31, 2018 and 2017, there were no master netting agreements in place.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

The major classes of investments of the Master Trust as of December 31, 2018 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$664,960,521	$—	$664,960,521
Kellogg Company Stock	109,148,324	—	—	109,148,324
Investments at Fair Value	$109,148,324	$664,960,521	$—	$774,108,845
Investments measured at net asset value as a practical expedient*				750,507,801
Total Investments at fair value				1,524,616,646
Guaranteed investment contracts measured at contract value				440,090,125
Total Net Investments of the Master Trust				$1,964,706,771
The major classes of investments of the Master Trust as of December 31, 2017 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$779,605,152	$—	$779,605,152
Kellogg Company Stock	$130,537,371			$130,537,371
Investments at fair value	$130,537,371	$779,605,152	$—	$910,142,523
Investments measured at net asset value as a practical expedient*				804,830,613
Total Investments at fair value				1,714,973,136
Guaranteed investment contracts measured at contract value				474,898,953
Total Net Investments of the Master Trust				$2,189,872,089
*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.
The Master Trust practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the years ended December 31, 2018 and 2017, the Master Trust had no transfers between Levels 1, 2 or 3.

7.	Kellogg Company Master Trust
The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

Kellogg Company Master Trust net assets at December 31, 2018 and 2017 and the changes in net assets for the years ended December 31, 2018 and 2017 are as follows:
Kellogg Company Master Trust Schedule of Net Assets

	2018	2017
General Investments at fair value
Money Market Funds	$12,840,008	$10,982,571
Common Stock - Kellogg Company (Note 1)	109,148,324	130,537,371
Commingled Funds/Collective trusts	737,667,793	793,848,042
Mutual Funds	664,960,521	779,605,152
General Investments at contract value
Guaranteed Investment Contracts	440,090,125	474,898,953
Total general investments	1,964,706,771	2,189,872,089
Pending for securities sold	413,528	225,326
Other receivables	381	187
Total assets	1,965,120,680	2,190,097,602
Pending for securities purchased	(1,783,160)	(621,773)
Other payables	(559,115)	(67)
Net Assets	$1,962,778,405	$2,189,475,762
Percentage interest held by the Plan	20.4%	20.1%

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

Kellogg Company Master Trust
Schedule of Changes in Net Assets Available for Benefits

	2018	2017
Earnings on investments
Interest	$15,613,767	$14,082,432
Dividends	11,463,954	7,857,451
Net appreciation/(depreciation) in fair value of investments
Common Stock - Kellogg Company (Note 1)	(18,785,486)	2,811,838
Commingled Funds/Collective Trusts	(37,584,135)	144,552,000
Mutual Funds	(79,789,647)	96,061,641
Net appreciation/(depreciation)	(136,159,268)	243,425,479
Total earnings on investments	(109,081,547)	265,365,362
Net transfer of assets out of investment accounts	(117,087,666)	(80,517,592)
Fees and commissions	(528,144)	(649,494)
Kellogg Company common stock transferred from Mercer Trust	—	126,575,522
Total distributions	(117,615,810)	45,408,436
Net change in net assets	(226,697,357)	310,773,798
Net assets
Beginning of Year	2,189,475,762	1,878,701,964
End of year	$1,962,778,405	$2,189,475,762

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2018 and 2017

As the Plan has a specific interest in the Master Trust, the below table provides the investment risk specific to the Plan based upon the investment programs available to participants as of December 31, 2018 and 2017.

Investment Program	2018	2017
Stable Income Fund	40.8%	42.0%
Bond Fund	16.1%	15.9%
US Aggregate bond Index Fund	3.2%	2.1%
US Large Company Equity Index Fund	11.2%	10.5%
Small-Mid Company Equity Index Fund	8.2%	5.7%
Large Company Value Fund	12.8%	12.5%
International Equity Fund	9.5%	9.1%
International Equity Index Fund	4.1%	2.4%
Small Company Value Fund	20.2%	19.8%
Small-Mid Company Growth Fund	21.4%	20.0%
Large Company Growth Fund	14.8%	13.5%
Conservative Pre-Mix Portfolio	15.1%	14.8%
Aggressive Pre-Mix Portfolio	16.0%	14.9%
Kellogg Company Stock	39.7%	39.6%

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan EIN 38-0710690 Plan No. 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	*Participants	Loans, interest ranging 4.25%-9.25%%, with due dates at various times through May, 2033.	$7,096,869
	*Parties-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS SAVINGS AND INVESTMENT PLAN
	By:	/s/ Fareed Khan
Dated: June 13, 2019	Name: Title:	Fareed Khan Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm